EXHIBIT 21.1

SUBSIDIARIES OF GLOBAL VACATION GROUP, INC.

1.	Classic Custom Vacations, a California corporation.
2.	Global Vacation Management Company, a Delaware corporation.
3.	Globetrotters, Inc., a Massachusetts corporation.
4.	Globetrotters Vacations, Inc., a Delaware corporation. Globetrotters Vacations, Inc. does business at Amtrak Vacations, Hyatt Vacations, and GVG Rewards.
5.	GVG Finance Company, an Illinois corporation.
6.	GVG Technology Inc., a Delaware corporation.
7.	Haddon Holidays, a New Jersey corporation.
8.	International Travel & Resorts, Inc., a New York corporation
9.	Island Resort Tours, Inc., a New York corporation
10.	Sunshine Vacations, Inc., a Massachusetts corporation.